EXHIBIT 99.2

Suite 1901 - 130 Adelaide Street West Toronto, ON Canada M5H 3P5 Telephone: (416) 364-4938 Fax: (416) 364-5162 Email: ir@avalonraremetals.com http://www.avalonraremetals.com

INFORMATION CIRCULAR
As at and dated December 21, 2011
(Unless Otherwise Noted)

GENERAL PROXY INFORMATION

Solicitation of Proxies

This information circular (this "Information Circular") is furnished in connection with the solicitation of proxies by the management and the directors of AVALON RARE METALS INC.  (the "Company") for use at the annual general meeting of the shareholders of the Company (the "Meeting") to be held at The Toronto Board of Trade, Room A/B/C/D (located on the 4th floor), 1 First Canadian Place, Toronto, Ontario, M5X 1C1 at 4:30 p.m. (Toronto time) on Thursday, January 26, 2012, and at all adjournments thereof for the purposes set forth in the accompanying notice of the Meeting (the "Notice of Meeting"). The solicitation of proxies will be made primarily by mail and may be supplemented by telephone or other personal contact by the directors, officers and employees of the Company. Directors, officers and employees of the Company will not receive any extra compensation for such activities. The Company may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from the shareholders of the Company in favour of the matters set forth in the Notice of Meeting. The Company may pay brokers or other persons holding common shares of the Company in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and this Information Circular to beneficial owners of common shares and obtaining proxies therefrom.  The cost of the solicitation will be borne directly by the Company.

No person is authorized to give any information or to make any representation other than those contained in this Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Company.  The delivery of this Information Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

Non-Registered Shareholders

Only registered shareholders of the Company, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, common shares beneficially owned by a person (a "Non-Registered Shareholder") are registered either:

(a)
in the name of an intermediary (an "Intermediary") with whom the Non-Registered Shareholder deals in respect of the common shares (Intermediaries include, among others: banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

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(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, and the Depository Trust Company, in the United States) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and its form of proxy (collectively the "Meeting Materials") to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a)
be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "voting instruction form"), which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of common shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Equity Financial Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, Canada M5H 4H1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the common shares they beneficially own. Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those regarding when and where the voting instruction form or the proxy is to be delivered.

Appointment and Revocation of Proxies

The persons named in the form of proxy accompanying this Information Circular are directors and/or officers of the Company.  A shareholder of the Company has the right to appoint a person or company (who need not be a shareholder), other than the persons whose names appear in such form of proxy, to attend and act for and on behalf of such shareholder at the Meeting and at any adjournment thereof.

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Such right may be exercised by either striking out the names of the persons specified in the form of proxy and inserting the name of the person or company to be appointed in the blank space provided in the form of proxy, or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to Equity Financial Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, Canada  M5H 4H1 in time for use at the Meeting in the manner specified in the Notice of Meeting.

A registered shareholder of the Company who has given a proxy may revoke the proxy at any time prior to use by: (a) depositing an instrument in writing, including another completed form of proxy, executed by such registered shareholder or by his or her attorney authorized in writing or by electronic signature or, if the registered shareholder is a corporation, by an officer or attorney thereof properly authorized, either: (i) at the principal office of the Company, 130 Adelaide Street West, Suite 1901, Toronto, Ontario, Canada  M5H 3P5, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof, (ii) with Equity Financial Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, Canada  M5H 4H1, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof, or (iii) with the chairman of the Meeting on the day of the Meeting or any adjournment thereof; (b) transmitting, by telephone or electronic means, a revocation that complies with paragraphs (i), (ii) or (iii) above and that is signed by electronic signature, provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such shareholder or by or on behalf of his or her attorney, as the case may be; or (c) in any other manner permitted by law including attending the Meeting in person.

A Non-Registered Shareholder who has submitted a proxy may revoke it by contacting the Intermediary through which the Non-Registered Shareholder's common shares are held and following the instructions of the Intermediary respecting the revocation of proxies.

Exercise of Discretion by Proxies

The common shares represented by an appropriate form of proxy will be voted or withheld from voting on any ballot that may be conducted at the Meeting, or at any adjournment thereof, in accordance with the instructions of the shareholder thereon.  In the absence of instructions, such common shares will be voted for each of the matters referred to in the Notice of Meeting as specified thereon.

The enclosed form of proxy, when properly completed and signed, confers discretionary authority upon the persons named therein to vote on any amendments to or variations of the matters identified in the Notice of Meeting and on other matters, if any, which may properly be brought before the Meeting or any adjournment thereof.  At the date hereof, management of the Company knows of no such amendments or variations or other matters to be brought before the Meeting.  However, if any other matters which are not now known to management of the Company should properly be brought before the Meeting, or any adjournment thereof, the common shares represented by such proxy will be voted on such matters in accordance with the judgment of the person named as proxy therein.

Signing of Proxy

The form of proxy must be signed by the shareholder of the Company or the duly appointed attorney of the shareholder of the Company authorized in writing or, if the shareholder of the Company is a corporation, by a duly authorized officer of such corporation.  A form of proxy signed by the person acting as attorney of the shareholder of the Company or in some other representative capacity, including an officer of a corporation which is a shareholder of the Company, should indicate the capacity in which such person is signing and should be accompanied by the appropriate instrument evidencing the qualification

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and authority to act of such person, unless such instrument has previously been filed with the Company.  A shareholder of the Company or his or her attorney may sign the form of proxy or a power of attorney authorizing the creation of a proxy by electronic signature provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such shareholder or by or on behalf of his or her attorney, as the case may be.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Description of Share Capital

The Company is authorized to issue an unlimited number of common shares without par value and 25,000,000 preferred shares without par value.  There are 103,136,986 common shares and no preferred shares issued and outstanding at December 21, 2011.

At a General Meeting of the Company, on a show of hands, every registered shareholder present in person and entitled to vote and every proxyholder duly appointed by a registered shareholder who would have been entitled to vote shall have one vote and, on a poll, every registered shareholder present in person or represented by proxy or other proper authority and entitled to vote shall have one vote for each share of which such shareholder is the registered holder.  Common shares represented by proxy will only be voted if a ballot is called for.  A ballot may be requested by a registered shareholder or proxyholder present at the Meeting or required because the number of votes attached to common shares represented by proxies that are to be voted against a matter is greater than 5% of the votes that could be cast at the Meeting.

Record Date

The directors of the Company have fixed December 19, 2011 as the record date for the determination of the shareholders of the Company entitled to receive notice of the Meeting.  Shareholders of the Company of record at the close of business on December 19, 2011 will be entitled to vote at the Meeting.

Ownership of Securities of the Company

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company other than MFC Global Investment Management (U.S.), LLC, which has reported that one or more funds or client accounts managed by it hold 10,734,406 common shares representing 10.4% of the outstanding common shares of the Company.

The directors and officers of the Company collectively own or control, directly or indirectly, in the aggregate, 2,912,500 common shares, representing approximately 2.8% of the outstanding common shares as at December 21, 2011.

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PARTICULARS OF MATTERS TO BE ACTED UPON

1.           Presentation of Financial Statements

At the Meeting, the Chairman of the Meeting will present to shareholders the financial statements of the Company for the year ended August 31, 2011 and the auditors’ report thereon.

2.           Election of Directors

The board of directors of the Company (the “Board”) currently consists of eight directors.  The table and the notes thereto state the names of all persons nominated by management for election as directors, all other positions and offices with the Company now held by them, their principal occupations or employment for the preceding five years, the period or periods of service as directors of the Company and the number of voting securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of the date hereof.

Majority Voting Policy

As part of its ongoing review of corporate governance practices, on November 22, 2011 the Board of Directors adopted a policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes ‘‘withheld’’ than votes ‘‘for’’ will tender his or her resignation to the Chairman of the Board of Directors promptly following the shareholders’ meeting. The Compensation, Governance and Nominating Committee (“CGN Committee”) will consider the offer of resignation and will make a recommendation to the Board on whether to accept it.  In the making of such recommendation, the CGN Committee will consider all factors deemed relevant by members of such Committee. The CGN Committee will be expected to recommend acceptance of the resignation except in situations where  relevant factors would, in the view of the CGN Committee, warrant the applicable director continuing to serve on the Board. The Board will make its decision and announce it in a press release within 60 days following the shareholders’ meeting.  A director who tenders his or her resignation pursuant to this policy will not participate in that particular item of business at any meeting of the Board or the CGN Committee at which the resignation is considered.

Proxies received in favour of management will be voted FOR the election of the named nominees, unless the shareholder has specified in the proxy that the common shares are to be withheld from voting in respect thereof.  Management has no reason to believe that any of the nominees will be unable to serve as a director but, if a nominee is for any reason unavailable to serve as a director, proxies in favour of management will be voted in favour of the remaining nominees and may be voted for a substitute nominee unless the shareholder has specified in the proxy that the common shares are to be withheld from voting in respect of the election of directors.

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Name, Province/State and Country of Residence	Position with the Company	Principal Occupation	Director Since	Common Shares Beneficially Owned, Directly or Indirectly or Controlled *
Donald S. Bubar Ontario, Canada	President and CEO	President and CEO of the Company	February 17, 1995	1,350,000
David Connelly Northwest Territories, Canada	Director	Self-employed Businessperson since 1997.	May 10, 2010	527,500
Alan Ferry (1) (2) Ontario, Canada	Director	Chairman of the Company and Self-employed Businessperson since July 2007; prior thereto, Vice-President, Metals and Minerals for D&D Securities Company (an investment dealer).	February 24, 2000	175,000
Phil Fontaine Ontario, Canada	Director	Special Advisor to the Royal Bank of Canada; prior thereto National Chief of the Assembly of First Nations for three consecutive terms.	September 8, 2009	Nil
Brian D. MacEachen (1) Nova Scotia, Canada	Director	Executive Vice President of Brigus Gold Corp. (formerly Linear Gold Corp.), a gold mining company, since October 2009 and President and CEO of Linear Metals Corporation (a mining exploration company) since January 2008; prior thereto, CFO and Vice-President of Finance of Linear Gold and Metals Corporation.	November 16, 1998	340,000
Peter McCarter (2) Ontario, Canada	Director	Retired since September 2007; prior thereto, Executive Vice-President, Corporate Affairs, Aur Resources Inc., (an international mining company).	November 16, 2007	30,000

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Name, Province/State and Country of Residence	Position with the Company	Principal Occupation	Director Since	Common Shares Beneficially Owned, Directly or Indirectly or Controlled *
Richard Morland Northwest Territories, Canada	Director	Consulting Mining Engineer since July 2010; prior thereto, BHP Billiton Diamonds Inc. (a mining company) from 2006 in the roles of Vice President, Operations and President and Chief Operating Officer.	September 1, 2011	10,000
Hari Panday (1)(2) Ontario, Canada	Director	President and CEO, PanVest Capital Corporation since December 2009; prior thereto, founding-President and CEO, Wealth Management, North America, ICICI Group from April 2008 to October 2009; founding-President and CEO, ICICI Bank Canada from March 2003 to April 2008.	January 14, 2010	10,000
Notes: * As provided by the respective director. (1) Member of the Company’s Audit Committee. (2) Member of the Company’s CGN Committee.

Each director elected at the Meeting will hold office until the next annual meeting or until his successor is duly elected or appointed.

As at the date of this Information Circular, the directors and senior officers of the Company as a group, directly and indirectly, beneficially own or exercise control or direction over 2,912,500 common shares representing approximately 2.8% of the issued and outstanding common shares.

No proposed director (including any personal holding company of a proposed director):

(a)	is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)
was the subject of a cease trade or similar order (including a management cease trade order whether or not such person was named in the order) or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, (an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, other than Peter McCarter, who was a director and officer of Compressario Corporation when it became subject to cease trade orders that were

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issued in 2003 by the Ontario, British Columbia and Alberta Securities Commissions for failure to file financial statements; or

(ii)
was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

(b)
is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
has, within the 10 years before the date of this Information Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)	has been subject to:

(i)
since December 31, 2000, any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or before December 31, 2000, the disclosure of which would likely be important to a reasonable securityholder in deciding whether to vote for a proposed director; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director;

3.           Appointment of Auditors

McCarney Greenwood LLP, Chartered Accountants have been the auditors of the Company since October 14, 2010.  Shareholders will be asked to consider and, if thought advisable, to pass an ordinary resolution to appoint the firm of McCarney Greenwood LLP to serve as auditors of the Company until the next annual meeting of shareholders and to authorize the directors of the Company to fix their remuneration as such.

Unless the shareholder directs that his or her common shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy intend to vote FOR the appointment of McCarney Greenwood LLP, to serve as auditors of the Company until the next annual meeting of the shareholders and to authorize the directors to fix their remuneration.

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OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

The management knows of no matters to come before the Meeting other than as set forth in the Notice of Meeting.  However, if other matters are not known to the management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

STATEMENT OF EXECUTIVE COMPENSATION

A.           Named Executive Officers

For the purposes of this Information Circular, a named executive officer (“Named Executive Officer”) of the Company means each of the following individuals:

(a)	a chief executive officer (“CEO”) of the Company;

(b)	a chief financial officer (“CFO”) of the Company;

(c)
each of the Company’s three most highly compensated executed officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)
each individual who would be an Named Executive Officer under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the financial year.

B.           Compensation Discussion and Analysis

Compensation, Governance and Nominating Committee

The CGN Committee is responsible for making recommendations to the Board with respect to the compensation of the executive officers of the Company as well as, among other things, with respect to the Company’s Stock Option Plan (the “Option Plan”) and any other employee benefits and/or plans and with respect to directors’ compensation.  The Board (exclusive of the CEO, who is also a member of the Board) reviews such recommendations and gives final approval to the compensation of the executive officers. See also Schedule A hereto – Corporate Governance Disclosure.

The CGN Committee consists of Peter McCarter (Chair), Alan Ferry and Hari Panday, all of whom are independent.  The CGN Committee has not to date felt it necessary to engage any compensation consultant or advisor to assist it in its performance of its duties.

Compensation Objectives and Structure

The overall compensation objective adopted by the CGN Committee is to ensure that executive compensation is fair and reasonable, rewards management performance and is, by being competitive, sufficient to attract and retain experienced and talented executives.  Due to the nature of the mining industry, executive talent has significant mobility and, as a result, competition for experienced executives has been great. The Company’s compensation policies are designed to recognize the foregoing. The

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foregoing objective also recognizes the fundamental value added by a motivated and committed management team in accomplishing the Company’s current principal corporate objective, being the successful development of its Nechalacho rare earths project in the Northwest Territories.

Historically, the compensation provided by the Company to its executive officers, including the CEO, has had three components: base salary, bonuses and long term incentive compensation in the form of stock options (see “Stock Option Plan”).  Bonus compensation is a cash component of management compensation in order to permit the recognition of outstanding individual efforts, performance, achievements and/or accomplishments by members of the Company’s management team. Any specific bonus amounts are awarded on the recommendation of the CGN Committee and ultimately at the discretion of the Board, with bonus amounts for members of the Company’s management team other than the CEO being based primarily on the recommendations of the CEO. The appropriateness and amount of any bonuses to the CEO and/or management team members has to date been considered annually by the CGN Committee and Board on a discretionary basis as no formal bonus plan based on quantitative and/or qualitative benchmarks has been established for the Company as yet. However, for 2012, it is the current intention to design and implement an incentive bonus program for the Company’s senior management team based on a combination of individual and Company performance objectives and/or milestones with an aggregate target payout of up to 40% of the relevant executive’s base salary level should all objectives be met or exceeded. The foregoing is in furtherance of the CGN Committee’s overall compensation objectives and, in particular, facilitating the hiring and retention of experienced and talented mining executives given that, in today’s marketplace, such talent has significant mobility, competition within the industry for experienced executives is severe and the Company is competing for such talent against larger and more advanced entities.

Base salary is the principal component of each executive officer’s overall compensation as such reflects the fixed component of pay that compensates the relevant executive officer for fulfilling his day to day role and responsibilities.  In terms of the setting of base salaries, the CGN Committee annually reviews and considers the individual performance of the CEO and of each other executive officer and compares executive compensation for other companies operating in the mining industry. It is important that the Company’s CEO and other members of its senior management team are paid competitive base salaries that are in keeping with that offered by comparable companies within the industry.

In setting the salary and bonus, if any, to be awarded to the CEO for each year, the CGN Committee, in addition to reviewing the peer group data, reviews the achievements of the CEO for the prior year and looks at the overall performance of the Company in terms of the achievement of its corporate objectives, including the acquisition and advancement of projects. Also typically included in such overall assessment are specific initiatives undertaken in the year by the Company that have advanced the growth and progress of the Company and the enhancement of shareholder value during the year, including the reflection of such in the Company’s share price.  In setting the compensation of the other executive officers of the Company, the CGN Committee reviews with the CEO, the CEO’s evaluation of each executive officer’s performance during the year as well as the responsibilities, experience and qualifications of such executive officer and comparable industry compensation data. Given the nature of the Company as an exploration and development stage resource company without existing mineral production and without any attendant revenues derived thereon, compensation is generally based on comparative, qualitative or subjective, rather than quantitative or objective, measures.  No specific benchmarks, weights or percentages are assigned to any of the measures or objectives upon which the executive compensation is generally based.

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Annual salary adjustments are made on a calendar year basis and are typically determined towards the end of each calendar year and made effective January 1 of the following year.

The CGN Committee does not believe that the Company’s compensation policies and practices, given the nature of the Company’s business and affairs, would serve to encourage management to take inappropriate or excessive risks.

The CGN Committee has not instituted any policies related to the purchase by directors or officers of financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held by any director or officer.

Base Salary and Bonus

The CGN Committee, in respect of the setting of the CEO’s salary for 2011, compared the CEO compensation of the Company to the most recent CEO compensation data disclosed by a peer group (the “Peer Group”) of TSX listed mining companies selected by the CGN Committee. Each company selected by the CGN Committee to comprise the Peer Group had a market capitalization between $200 million and $500 million as at August 31, 2010 (the Company’s market capitalization at the time being approximately $240 million) and one or more mineral properties in the scoping, pre-feasibility or feasibility study stage or under development. No distinction was made on the basis of the particular commodities that were the focus of any of the Peer Group companies' efforts. The companies comprising the Peer Group consisted of Alexco Resource Corp., Augusta Resource Corporation, Banro Corporation., Copper Mountain Mining Corporation, Duluth Metals Limited, General Moly, Inc., Greystar Resources Ltd., Keegan Resources Inc., Mountain Province Diamonds Inc., Nautilus Minerals Inc., Northland Resource S.A., Polymet Mining Corp., Potash One Inc. and Sabina Gold & Silver Corp. Of the Peer Group companies, ten had a market capitalization in excess of Avalon’s then market capitalization while four had a lower market capitalization. Given the Company’s growing profile as a significant rare metals entity, the CGN Committee also reviewed comparative CEO remuneration data for other entities involved in the rare metals industry; however, such data wasn’t found to be particularly useful from a comparative point of view given the wide range in the market capitalizations, stages of development, CEO salary levels and jurisdictions of these various entities.

The CGN Committee and the Board, before the consideration of other factors, initially targets the CEO’s salary compensation to be near the average and/or median CEO salary compensation for the Peer Group companies. The 2009 salaries for the Peer Group CEO’s ranged from approximately $165,000 to approximately $672,000, with the average salary being approximately $336,000 and the median salary being approximately $305,000. The CGN Committee and the Board were also cognizant of the fact that the reported Peer Group salary levels were generally for the 2009 calendar year (and would have been set in late 2008) and hence there is in effect a two year lag when being used in connection with the setting of the 2011 salary for the Company’s CEO.  The average of the median and average Peer Group CEO salaries for 2009 plus 5% for two years’ inflation was approximately $337,000. The CGN Committee ultimately recommended and the Board approved a salary of $350,000 for the CEO for 2011.

A discretionary bonus of $40,000 was awarded to the CEO for 2010. The foregoing was principally based on the Company having raised sufficient additional equity capital in 2010 to assure that sufficient funds would be on hand to carry out the bankable feasibility study on the Company’s Nechalacho rare earths project. The CEO also received a bonus of $60,000 based on the market capitalization of the Company: (i) averaging at least $210 million on a monthly basis over the course of calendar 2010; and (ii) being at least $210 million as at the end of the last trading day on the TSX in 2010 (the “Market Cap Bonus”). The

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Market Cap Bonus entitlement was granted to the CEO in 2009 at the time of the fixing of his compensation for 2010, all as described in the Company’s Information Circular dated December 14, 2010.

Discretionary bonuses of $25,000 were awarded to each of Messrs. Andersen, Mercer and Swisher in recognition of the efforts each such individual to their respective responsibilities during 2010 and that the facilitative effect such had on the completion of the Nechalacho pre-feasibility study during the year and the consequent ability of the Company to raise the aforesaid additional equity capital in 2010.

Options

The CGN Committee is of the view that the granting of options is an appropriate method of providing long-term incentives to senior management of the Company and, in general, aligns the interests of senior management with those of the shareholders by enabling senior management to participate in and be rewarded by an increase in the market price of the Company’s common shares.  Participation in the Stock Option Plan also provides a significant incentive to the Participants to enter into and subsequently to continue their employment with the Company, particularly when the Company may not have the financial resources and/or pension and other benefit plans advantageous in attracting and retaining experienced personnel. In addition, the CGN Committee is of the view that the Company’s compensation levels and components must be consistent with industry norms and industry norms dictate that the Company provides a long-term compensation incentive, which is best realized by providing compensation linked to share performance such as options.  The number and terms of options previously granted to the named executives have been and are expected to continue to be taken into account, as well as the number and terms of options granted by the Peer Group companies, in determining whether and in what quantity new option grants should be made in any year.

The Company’s current practice under the Stock Option Plan is, during any five year period, to have granted to the CEO options to purchase 1,000,000 common shares and to have granted officers at the Vice-President level options to purchase between 200,000 to 600,000 common shares.

Circumstances Triggering Termination and Change of Control Benefits

As noted below under the heading “Employment Contracts”, there are certain circumstances that trigger payments and other benefits to the CEO upon termination and change of control. The CGN Committee views such provisions as not only being fair and necessary to protect the CEO and other members of the Company’s senior management but also to encourage such individuals to pursue corporately advantageous transactions such as mergers or take-overs that are beneficial to the Company and its shareholders but that may result in the termination of such individual’s employment with the Company.

Stock Option Plan

The Stock Option Plan, approved by shareholders on January 27, 2011, is a fixed percentage plan that provides that the maximum number of options which may be outstanding under the Stock Option Plan and any other compensation arrangement of the Company is at any time 10% of the Company’s issued and outstanding common shares.  Eligible participants under the Stock Option Plan include insiders or employees of the Company or any of its subsidiaries, and any other person or company engaged to provide ongoing management, consulting or advisory services to the Company.

The Company maintains the Stock Option Plan primarily in order to provide effective incentives to directors, officers and senior management personnel of the Company and to enable the Company to attract and retain experienced and talented individuals in those positions by permitting such individuals to directly participate in an increase in per share value created for the Company’s shareholders.

Avalon Rare Metals Inc. Information Ciecular as of and dated December 21, 2011	Page 13

Incentive options granted under the Stock Option Plan entitle the purchase of shares at a price and for the length of time determined by the Board provided that the price cannot be lower than the market price of the common shares on the TSX on the day prior to or on the day of the grant and the expiry date cannot be more than 10 years after the date of the grant.   Further, the policies of the Toronto Stock Exchange (the “TSX”) also provide that the said exercise price of any options so granted cannot be reduced without shareholder approval.

Options under the Stock Option Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of the Company. Options may also be granted under the Stock Option Plan to consultants.  Options granted under the Stock Option Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the options over specified time periods. In the event a take-over bid (within the meaning of the Securities Act (Ontario)) is made for the common shares of the Company, then all unvested options thereupon become exercisable by the holder.  Options generally terminate either immediately or within a specified time period upon an optionee’s employment with the Company being terminated (unless otherwise determined by the Board or the CGN Committee) or unless such termination is a result of the death, disability or retirement, in which case termination occurs upon the expiry of 12 months from the occurrence of the relevant event (subject to the earlier expiry of the options in the normal course).

As at December 21, 2011, 6,900,250 common shares, being 6.7% of the currently issued common shares of the Company, were issuable pursuant to unexercised options granted to such date under the Stock Option Plan.

Incentives to Participants under the Stock Option Plan may also be provided by the granting of stock appreciation rights.  Stock appreciation rights, which can be attached to an option at the discretion of the Company at any time, entitle a Participant in the Stock Option Plan to elect, in lieu of exercising an outstanding Option, to receive the number of common shares equivalent in value to the difference between his or her option exercise price and the then existing market value of the shares multiplied by the number of common shares over which he or she could otherwise exercise his or her option.  No stock appreciation rights have been granted under the Stock Option Plan to date.

The rules of the TSX require that all unallocated options, rights or other entitlements under plans such as the Stock Option Plan must be re-approved by a majority of the relevant issuer’s directors and by shareholders every three years after institution of the relevant plan.  Under the policies of the TSX, if the Company wishes to make certain amendments to the Stock Option Plan, it must obtain shareholder approval.

Avalon Rare Metals Inc. Information Ciecular as of and dated December 21, 2011	Page 14

C.           Performance Graph

The following graph and table compares the yearly percentage change in the cumulative total shareholder return of the common shares for the period from August 31, 2006 to August 31, 2011 with the cumulative total return of the S&P/TSX Composite Total Return Index for the same period.  The graph and table assume $100 invested in common shares on August 31, 2006 and in the S&P/TSX Composite Total Return Index, which assumes dividend reinvestment.

Cumulative Total Return on $100 Investment

There is no direct correlation between the market performance of the Company’s common shares and executive compensation except that any increase in the market price of the common shares will increase the value of any options held by the relevant executives. The CGN Committee and the Board generally evaluate performance by reference to the achievement of corporate objectives rather than by short term changes in the Company’s common share price, which may often be significantly influenced by overall economic, market and industry conditions. Indirectly, however, as the CGN Committee compares the executive compensation of the Company to the executive compensation paid by a peer group of companies having, among other things, comparable market capitalizations, any significant changes in the market capitalization of the Company attributable to changes in its share price affects the make-up of the peer group of companies and larger market capitalization companies typically have more generous executive salary structures.

Comparison of Cumulative Total Return

Month / Year	Aug 31, 2006	Aug 31, 2007	Aug 31, 2008	Aug 31, 2009	Aug 31, 2010	Aug 31, 2011
Avalon Rare Metals Inc.	$100.00	$220.88	$164.84	$283.52	$336.26	$479.12
S&P/TSX Composite Total Return Index	$100.00	$115.95	$120.03	$98.16	$110.66	$121.62

Avalon Rare Metals Inc. Information Ciecular as of and dated December 21, 2011	Page 15

D.           Summary Compensation Table

The table below contains a summary of the compensation paid to the Named Executive Officers’ during the three most recently completed financial years.

Name and Principal Position	Year	Salary ($)	Share based awards ($)	Option- based awards(1) ($)	Non-Equity incentive plan compensation ($)		Pension Value ($)	All other compen- sation ($)	Total compen- sation ($)
					Annual incentive plans	Long-term incentive plans
Donald S. Bubar (2) President and CEO	2011	335,000	Nil	1,782,570	100,000(3)	Nil	Nil	Nil	2,217,570
	2010	280,000	Nil	Nil	Nil	Nil	Nil	Nil	280,000
	2009	221,667	Nil	224,768	Nil	Nil	Nil	Nil	446,435
R. James Andersen CFO and VP, Finance	2011	140,000	Nil	1,026,940	25,000(4)	Nil	Nil	Nil	1,191,940
	2010	100,000	Nil	Nil	Nil	Nil	Nil	Nil	100,000
	2009	60,000	Nil	169,238	Nil	Nil	Nil	Nil	229,238
Brian Chandler (5) Senior VP and COO	2011	10,145	Nil	3,181,740	Nil	Nil	Nil	Nil	3,191,885
	2010	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2009	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
William Mercer VP, Exploration	2011	146,667	Nil	Nil	25,000(6)	Nil	Nil	56,250(7)	227,917
	2010	Nil	Nil	Nil	50,000(8)	Nil	Nil	180,923(7)	230,923
	2009	Nil	Nil	Nil	Nil	Nil	Nil	154,525(7)	154,525

Avalon Rare Metals Inc. Information Ciecular as of and dated December 21, 2011	Page 16

Name and Principal Position	Year	Salary ($)	Share based awards ($)	Option- based awards(1) ($)	Non-Equity incentive plan compensation ($)	Pension Value ($)	All other compen- sation ($)	Total compen- sation ($)
Pierre Neatby(9) VP, Sales and Marketing	2011	187,500	Nil	Nil	Nil	Nil	Nil	Nil	187,500
	2010	30,833	Nil	566,960	Nil	Nil	Nil	Nil	597,793
	2009	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Richard Pratt (10) VP, General Counsel and Corporate Secretary	2011	2,083	Nil	2,236,960	Nil	Nil	Nil	Nil	2,239,043
	2010	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2009	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
David Swisher (11) VP, Operations	2011	191,193	Nil	Nil	25,000(4)	Nil	Nil	25,145(12)	241,338
	2010	157,092	Nil	773,800	Nil	Nil	Nil	Nil	930,892
	2009	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)
The “grant date fair value” has been determined by using the Black-Scholes model, a mathematical valuation model that ascribes a value to a option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of options using this methodology is very different from a simple “in-the-money” value calculation.  In fact, options that are well out-of-the-money can still have a significant “grant date fair value” based in a Black-Scholes valuation, especially where, as in the case of the Company, the price of the common shares underlying the option is highly volatile.  Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.  The same caution applies to the total compensation amounts shown in the last column above, which are based in part the grant date fair value amounts set out in the column for option-based awards.

(2)	Mr. Bubar does not receive any additional compensation for serving as a director of the Company.

(3)	The Company paid Mr. Bubar a bonus of $100,000 – see Executive Compensation – Base Salary and Bonus.

(4)	The Company paid each of Messrs. Andersen and Swisher a bonus of $25,000 – see Executive Compensation – Base Salary and Bonus.

(5)	Mr. Chandler was appointed as Senior Vice-President and COO on August 22, 2011.

(6)	The Company paid Bill Mercer Geological Consulting Ltd. (a company owned by Mr. Mercer) a bonus of $25,000 in 2010 – see Executive Compensation – Base Salary and Bonus.

Avalon Rare Metals Inc. Information Ciecular as of and dated December 21, 2011	Page 17

(7)
Paid or accrued to Bill Mercer Geological Consulting Ltd. for mineral exploration consulting services pursuant to a consulting agreement dated May 1, 2007 with the Company. This consulting agreement was terminated on December 31, 2010.

(8)	The Company paid Bill Mercer Geological Consulting Ltd. a bonus of $50,000 in 2009.

(9)	Mr. Neatby was appointed as Vice-President, Sales and Marketing of the Company on July 1, 2010.

(10)	Mr. Pratt was appointed as Vice-President, General Counsel and Corporate Secretary of the Company on August 1, 2011.

(11)
Mr. Swisher was appointed as Vice-President, Operations of the Company on November 1, 2009.  In fiscal 2010, Mr. Swisher was paid a salary of US$150,000 which was converted to C$157,092 at an exchange rate of 1.04728 and in fiscal 2011, Mr. Swisher was paid a salary of US$193,333 which was converted to C$191,193 at an exchange rate of 0.9889.

(12)
Mr. Swisher (who is a US resident) was paid a tax equalization payment of $25,415 which reflects the additional Canadian income tax paid by Mr. Swisher on his employment income earned from the Company.

E.           Employment Contracts

Bubar Employment Agreement

The Company employs Donald S. Bubar as the Company’s President and CEO pursuant to an employment agreement effective as of January 1, 2011 (the “Bubar Agreement”). The Bubar Agreement is for an indefinite term and can be terminated by either party.  If the Bubar Agreement is terminated by Mr. Bubar, Mr. Bubar must provide at least 30 days notice and Mr. Bubar is entitled to be paid the then current salary under the Bubar Agreement prorated until the end of the notice period, and thereafter all obligations of the Company to Mr. Bubar will terminate.  If the Bubar Agreement is terminated by the Company without cause, the Company will pay to Mr. Bubar a lump sum payment equal to three months of salary plus two months of salary for every full or partial year, recognizing that Mr. Bubar’s employment began on March 1, 1995 to a maximum of 36 months. In the event of a change of control of the Company (as defined in the Bubar Agreement) and, if within one year of the change of control, Mr. Bubar’s employment with the Company is terminated by the Company or Mr. Bubar elects to terminate the Bubar Agreement, the Company will pay to Mr. Bubar a lump sum in cash equal to three times his annual base salary amount in effect at the time.

Andersen Employment Agreement

The Company employs R. James Andersen as the Company’s Vice-President, Finance and CFO pursuant to an employment agreement effective January 1, 2011 (the “Andersen Agreement”).  The Andersen Agreement is for an indefinite term and can be terminated by either party.  If the Andersen Agreement is terminated by Mr. Andersen, Mr. Andersen must provide at least 30 days notice and Mr. Andersen is entitled to be paid the then current salary under the Andersen Agreement prorated until the end of the notice period, and thereafter all obligations of the Company to Mr. Andersen will terminate.  If the Andersen Agreement is terminated by the Company without cause, the Company will pay to Mr. Andersen a lump sum payment equal to three months of salary plus two months of salary for every full or partial year of employment, recognizing that Mr. Andersen’s employment began on June 11, 2001 to a maximum of 36 months. In the event of a change of control of the Company (as defined by the Andersen Agreement) and if within one year of the change of control, Mr. Andersen’s employment with the Company is terminated or in the event Mr. Bubar’s employment is terminated, Mr. Andersen can elect to terminate the Andersen Agreement, and the Company will be obligated to pay to Mr. Andersen a lump sum in cash equal to 12 months of salary plus an additional two month’s salary for every full or partial year of service, recognizing that Mr. Andersen’s employment began on June 11, 2001 to a maximum of three times his annual base salary amount in effect at the time.

Avalon Rare Metals Inc. Information Ciecular as of and dated December 21, 2011	Page 18

Chandler Employment Agreement

The Company employs Brian Chandler as the Company’s Senior Vice-President and COO pursuant to an employment agreement effective August 22, 2011 (the “Chandler Agreement”).  The Chandler Agreement is for an indefinite term and can be terminated by either party.  If the Chandler Agreement is terminated by Mr. Chandler, Mr. Chandler must provide at least 30 days notice and Mr. Chandler is entitled to be paid the then current salary under the Chandler Agreement prorated until the end of the notice period, and thereafter all obligations of the Company to Mr. Chandler will terminate.  If the Chandler Agreement is terminated by the Company without cause, the Company will pay to Mr. Chandler a lump sum payment equal to three months of salary plus one month of salary for every full or partial year of employment, recognizing that Mr. Chandler’s employment began on August 22, 2011 to a maximum of 24 months. In the event of a change of control of the Company (as defined by the Chandler Agreement) and if within one year of the change of control, Mr. Chandler’s employment with the Company is terminated by the Company, the Company will pay to Mr. Chandler a lump sum in cash equal to 12 months of salary plus an additional one month’s salary for every full or partial year of employment, recognizing that Mr. Chandler’s employment began on August 22, 2011 to a maximum of 24 months.

Mercer Employment Agreement

The Company employs William Mercer as the Company’s Vice-President Exploration pursuant to an employment agreement effective January 1, 2011 (the “Mercer Agreement”).  The Mercer Agreement is for an indefinite term and can be terminated by either party.  If the Mercer Agreement is terminated by Mr. Mercer, Mr. Mercer must provide at least 30 days notice and Mr. Mercer is entitled to be paid the then current salary under the Mercer Agreement prorated until the end of the notice period, and thereafter all obligations of the Company to Mr. Mercer will terminate.  If the Mercer Agreement is terminated by the Company without cause, the Company will pay to Mr. Mercer a lump sum payment equal to three months of salary plus one month of salary for every full or partial year, recognizing that Mr. Mercer’s employment began on January 1, 2011 to a maximum of 24 months. In the event of a change of control of the Company (as defined in the Mercer Agreement) and if within one year of the change of control, Mr. Mercer’s employment with the Company is terminated by the Company, the Company will pay to Mr. Mercer a lump sum in cash equal to 12 months of salary plus an additional one month’s salary for every full or partial year of employment, recognizing that Mr. Mercer’s employment began on January 1, 2011 to a maximum of 24 months.

Neatby Employment Agreement

The Company employs Pierre Neatby as the Company’s Vice-President Sales and Marketing pursuant to an employment agreement effective January 1, 2011 (the “Neatby Agreement”).  The Neatby Agreement is for an indefinite term and can be terminated by either party.  If the Neatby Agreement is terminated by Mr. Neatby, Mr. Neatby must provide at least 30 days notice and Mr. Neatby is entitled to be paid the then current salary under the Neatby Agreement prorated until the end of the notice period, and thereafter all obligations of the Company to Mr. Neatby will terminate.  If the Neatby Agreement is terminated by the Company without cause, the Company will pay to Mr. Neatby a lump sum payment equal to three months of salary plus one month of salary for every full or partial year, recognizing that Mr. Neatby’s employment began on July 1, 2010 to a maximum of 24 months. In the event of a change of control of the Company (as defined in the Neatby Agreement) and if within one year of the change of control, Mr. Neatby’s employment with the Company is terminated by the Company, the Company will pay to Mr. Neatby a lump sum in cash equal to 12 months of salary plus an additional one month’s salary for every full or partial year of service, recognizing that Mr. Neatby’s employment began on July 1, 2010 to a maximum of 24 months.

Avalon Rare Metals Inc. Information Ciecular as of and dated December 21, 2011	Page 19

Pratt Employment Agreement

The Company employs Richard Pratt as the Company’s Vice-President, Corporate Counsel and Corporate Counsel pursuant to an employment agreement effective August 1, 2011 (the “Pratt Agreement”).  The Pratt Agreement is for an indefinite term and can be terminated by either party.  If the Pratt Agreement is terminated by Mr. Pratt, Mr. Pratt must provide at least 30 days notice and Mr. Pratt is entitled to be paid the then current salary under the Pratt Agreement prorated until the end of the notice period, and thereafter all obligations of the Company to Mr. Pratt will terminate.  If the Pratt Agreement is terminated by the Company without cause, the Company will pay to Mr. Pratt a lump sum payment equal to three months of salary plus one month of salary for every full or partial year, recognizing that Mr. Pratt’s employment began on August 1, 2011 to a maximum of 24 months. In the event of a change of control of the Company (as defined in the Pratt Agreement) and if within one year of the change of control, Mr. Pratt’s employment with the Company is terminated by the Company, the Company will pay to Mr. Pratt a lump sum in cash equal to 12 months of salary plus an additional one month’s salary for every full or partial year of service, recognizing that Mr. Pratt’s employment began on August 1, 2011 to a maximum of 24 months.

Swisher Employment Agreement

The Company employs David Swisher as the Company’s Vice-President Operations pursuant to an agreement effective January 1, 2011 (the “Swisher Agreement”).  The Swisher Agreement is for an indefinite term and can be terminated by either party.  If the Swisher Agreement is terminated by Mr. Swisher, Mr. Swisher must provide at least 30 days notice and Mr. Swisher is entitled to be paid the then current salary under the Swisher Agreement prorated until the end of the notice period, and thereafter all obligations of the Company to Mr. Swisher will terminate.  If the Swisher Agreement is terminated by the Company without cause, the Company will pay to Mr. Swisher a lump sum payment equal to three months of salary plus one month of salary for every full or partial year, recognizing that Mr. Swisher’s employment began on November 1, 2009 to a maximum of 24 months. In the event of a change of control of the Company (as defined in the Swisher Agreement) and if within one year of the change of control, Mr. Swisher’s employment with the Company is terminated by the Company, the Company will pay to Mr. Swisher a lump sum in cash equal to 12 months of salary plus an additional one month’s salary for every full or partial year of service, recognizing that Mr. Swisher’s employment began on November 1, 2009 to a maximum of 24 months.

Severance Payments

If a severance payment triggering event had occurred on August 31, 2011, the severance payments that would be contractually payable to each of the Named Executive Officers would be approximately as follows:

Name	Termination after a "change of control" of the Company ($)
Donald S. Bubar	1,050,000
R. James Andersen	850,000
Brian Chandler	379,167
William Mercer	238,333
Pierre Neatby	256,667
Richard Pratt	270,833
David Swisher (1)	228,527
Total	3,273,527
Note: (1) Mr. Swisher is paid in US$ and the amount shown has been converted to C$ utilizing an exchange rate of US$1= C$0.9794.

Avalon Rare Metals Inc. Information Ciecular as of and dated December 21, 2011	Page 20

F.           Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The table below sets out, for each Named Executive Officer, the incentive options (option-based awards) and share-based awards, outstanding as at August 31, 2011. The closing price of the Company’s shares on the TSX on August 31, 2011 was $4.36.

Name	Option-Based Awards(1)				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date ($)	Value of unexercised in-the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Donald S. Bubar	250,000	1.20	January 30, 2012	790,000	Nil	Nil
	175,000	1.20	April 21, 2013	553,000
	175,000	0.75	February 13, 2014	631,750
	100,000	1.41	June 2, 2014	295,000
	300,000	8.62	April 27, 2016	Nil
R. James Andersen	75,000	1.20	April 21, 2013	237,000	Nil	Nil
	75,000	0.75	February 13, 2014	270,750
	100,000	1.41	June 2, 2014	295,000
	150,000	4.07	December 15, 2015	43,500
	200,000	4.47	August 31, 2016	Nil
Brian Chandler	600,000	7.06	May 22, 2016	Nil	Nil	Nil
William Mercer	400,000	1.61	June 21, 2012	1,100,000	Nil	Nil
Pierre Neatby	400,000	2.00	June 30, 2015	944,000	Nil	Nil
Richard Pratt	400,000	7.45	May 30, 2016	Nil	Nil	Nil
David Swisher	350,000	2.51	November 1, 2014	647,500	Nil	Nil
Notes:

(1)  Options initially granted to the Named Executive Officers generally vest as to 25% thereof on each of the first four anniversaries of the date of grant thereof, and generally have a term of five years.  Option grants to replenish options that have expired or have been exercised within the last six months of the original expiry date vest as to 50% on the date of grant and 50% on the first anniversary of the date of grant.

(2)  The value of the in-the-money options currently held by each Named Executive Officer is based on the closing market price of the Company’s common shares on the TSX as at August 31, 2011, being $4.36, less the option exercise price.

Avalon Rare Metals Inc. Information Ciecular as of and dated December 21, 2011	Page 21

Value Vested or Earned During the Year

The following table sets forth, for each Named Executive Officer, the value of all incentive plan awards vested or earned during the year ended August 31, 2011:

Name	Option-Based Awards- Value vested during the year ($) (1)	Share-Based Awards- Value vested during the year ($)	Non-Equity Incentive Plan Compensation- Value earned during the year ($)
Donald S. Bubar	1,062,188	Nil	Nil
R. James Andersen	407,813	Nil	Nil
Brian Chandler	Nil	Nil	Nil
William Mercer	481,000	Nil	Nil
Pierre Neatby	470,000	Nil	Nil
Richard Pratt	Nil	Nil	Nil
David Swisher	169,000	Nil	Nil
Note:

(1)  The value of the options vested during the year for each Named Executive Officer is based on the closing market price of the Company’s common shares on the TSX on the vesting date less the option exercise price.

G.           Pension Plan Benefits

There are no pension plan benefits in place for the Named Executive Officers.

H.           Termination and Change of Control Benefits

Except as set forth above under “Employment Contracts”, the Company is not party to any compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive any compensation from the Company in the event of resignation, retirement or any other termination of employment of such persons, change of control of the Company or a change in the Named Executive Officer's responsibilities following a change of control.

Avalon Rare Metals Inc. Information Ciecular as of and dated December 21, 2011	Page 22

I.           Director Compensation

The following table describes director compensation for non-executive directors for the year ended August 31, 2011:

Name(1)	Fees earned ($)	Option-based awards (2) ($)	All other compensation ($)	Total compensation ($)
David Connelly	27,850	Nil	Nil	27,850
Alan Ferry	42,000	Nil	Nil	42,000
Phil Fontaine	22,400	Nil	Nil	22,400
Brian D. MacEachean	34,800	Nil	Nil	34,800
Peter McCarter	33,400	Nil	Nil	33,400
Richard Morland (3)	Nil	Nil	Nil	Nil
Hari Panday	37,600	Nil	Nil	37,600
Notes:

(1)  This director compensation table does not include information for Donald S. Bubar who is both a director and a Named Executive Officer. The compensation paid to Mr. Bubar for the financial year ended August 31, 2011 has been reflected in the Named Executive Officer summary compensation table. The Company did not pay any additional compensation to Mr. Bubar for serving as a director of the Company.

(2)  The “grant date fair value” has been determined by using the Black-Scholes model, a mathematical valuation model that ascribes a value to a option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of options using this methodology is very different from a simple “in-the-money” value calculation.  In fact, options that are well out-of-the-money can still have a significant “grant date fair value” based in a Black-Scholes valuation, especially where, as in the case of the Company, the price of the common shares underlying the option is highly volatile.  Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.  The same caution applies to the total compensation amounts shown in the last column above, which are based in part the grant date fair value amounts set out in the column for Option-based awards.

(3)  Mr. Morland was appointed as a director of the Company on September 1, 2011.

Compensation of Directors

Directors of the Company (excluding Mr. Bubar, who is an officer of the Company) are currently paid an annual retainer of $16,000 together with a fee of $800 per Board or Committee meeting attended in person or by conference telephone.  An additional retainer of $6,000 is paid to each of the Chairman of the Board and the Chairman of the Audit Committee and an additional retainer of $3,000 is paid to the Chairman of the CGN Committee.

The CGN Committee, as part of its overall determination of management compensation for 2012, also reviewed directors’ compensation for the Peer Group companies. After such comparison, and given the increasing amounts of time Board members need to or must devote to the Company’s affairs, including committee work, and the Company’s NYSE Amex listing in late 2010, the CGN Committee recommended and the Board approved that, effective January 1, 2012, directors of the Company (excluding Mr. Bubar) would be paid an annual retainer of $24,000 together with a fee of $800 per Board or committee meeting attended in person or by conference telephone. An additional retainer of $6,000 is to be paid to each of the Chairman of the Board and to the Chairman of any standing committee of the Board. Further, each

Avalon Rare Metals Inc. Information Ciecular as of and dated December 21, 2011	Page 23

non-management director was granted an additional 50,000 stock options effective December 1, 2011 exercisable at $3.43.

The directors are indemnified by the Company against all costs, charges and expenses reasonably incurred by such director in respect of any action or proceeding to which such director is made a party by reason of being a director of the Company, subject to the limitations in respect thereof contained in the Canada Business Corporations Act.

The Company maintains insurance coverage with respect of directors’ and officers’ liability which is limited to $40,000,000 per claim and $40,000,000 per policy period, subject to a deductible of $100,000 as defined in the policy.  The current policy is for a one-year term and expires on July 20, 2012.  The premium paid by the Company in respect of said insurance in fiscal 2011 was $270,906.

Option-Based and Share-Based Awards to Directors

The table below sets out for each non-officer director the incentive options (option-based awards) and share-based awards outstanding as of August 31, 2011.  These incentive options vest as to 25% per annum.  The closing price of the Company’s shares on the TSX on August 31, 2011 was $4.36.

	Option-Based Awards(1)				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date ($)	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
David Connelly	175,000	2.25	May 26, 2015	369,250	Nil	Nil
Alan Ferry	50,000	1.80	August 24, 2012	128,000	Nil	Nil
	50,000	1.20	April 21, 2013	158,000
	50,000	0.75	February 13, 2014	180,500
	75,000	1.54	July 14, 2014	211,500
Phil Fontaine	131,250	2.80	September 4, 2014	204,750	Nil	Nil
Brian D. MacEachen	50,000	1.20	April 21, 2013	158,000	Nil	Nil
	50,000	0.75	February 13, 2014	180,500
	75,000	1.54	July 14, 2014	211,500
Peter McCarter	175,000	1.82	November 27, 2012	444,500	Nil	Nil
Hari Panday	175,000	2.52	April 1, 2015	322,000	Nil	Nil
Note:

(1) The value of the in-the-money options currently held by each director is based on the closing market price of the Company’s common shares on the TSX as at August 31, 2011, being $4.36, less the option exercise price.

Avalon Rare Metals Inc. Information Ciecular as of and dated December 21, 2011	Page 24

Value Vested or Earned During the Year

The following table sets forth, for each non-officer director, the value of all incentive plan awards vested or earned during the year ended August 31, 2011:

Name	Option-Based Awards- Value vested during the year ($)(1)	Share-Based Awards- Value vested during the year ($)	Non-Equity Incentive Plan Compensation- Value earned during the year ($)
David Connelly	219,188	Nil	Nil
Alan Ferry	291,813	Nil	Nil
Phil Fontaine	21,875	Nil	Nil
Brian D. MacEachen	263,938	Nil	Nil
Peter McCarter	81,813	Nil	Nil
Hari Panday	21,875	Nil	Nil
Note:

(1)  The value of the options vested during the year for each director is based on the closing market price of the Company’s common shares on the TSX on the vesting date less the option exercise price.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as at August 31, 2011 with respect to common shares issuable by the Company pursuant to the Stock Option Plan, which is the only equity compensation plan of the Company:
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted- average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) (#)
Equity compensation plans approved by securityholders (1)	6,305,250	3.38	3,956,541
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	6,305,250	3.38	3,956,541
Note:
(1)  The Stock Option Plan has 3,956,541 options available for issuance which, when added to the 6,305,250 outstanding options, is equal to 10% of the Company’s issued capital as at August 31, 2011.

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE DIRECTORS

There was no indebtedness of any director, officer, employee, former directors, former executive officers or former employees, or proposed nominee for election as a director of the Company to, or guaranteed or supported by, the Company or any subsidiary thereof either pursuant to an employee stock purchase program or any other programs of the Company or a subsidiary or otherwise during the financial year of the Company ended August 31, 2011.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an officer of the Company at any time since the beginning of its last completed financial year, no person or company by whom, on whose behalf, directly or indirectly, solicitation has been made, no proposed nominee for election as a director of the Company, nor any associate or affiliate of the aforementioned persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, except as disclosed in this Information Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company, no management proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors that certain prescribed disclosure in respect of corporate governance matters be included in its Information Circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for the Company is that contained in Form 58-101F1 which is attached to NI 58-101 (“Form 58-101F1 Disclosure”). Schedule B attached hereto sets forth the corporate governance practices of the Company, relative to Form 58-101F1 Disclosure.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found at www.sedar.com and on the Company’s website at www.avalonraremetals.com.  Financial information is provided in the Company’s comparative financial statements and related Managements’ Discussion and Analysis for the financial year ended August 31, 2011.

A copy of the following documents may be obtained, without charge, upon request to the Corporate Secretary of the Company at Suite 1901, 130 Adelaide Street West, Toronto, ON  Phone: (416) 364-4938, Fax: (416) 364-5162:

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(a)
the comparative financial statements of the Company for the financial year ended August 31, 2011 together with the accompanying report of the auditors thereon and related Management’s Discussion and Analysis and any interim financial statements of the Company for periods subsequent to August 31, 2011 and related Management’s Discussion and Analysis; and

(b)	this Information Circular.

APPROVAL

The contents of this Information Circular and the sending thereof to the shareholders of the Company have been approved by the directors of the Company.

DATED at Toronto, Ontario this 21st day of December, 2011.

By ORDER of the Board of Directors Donald S. Bubar President and Chief Executive Officer

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SCHEDULE A

CORPORATE GOVERNANCE DISCLOSURE

National Policy 58-201 – Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies.  The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101 – Disclosure of Corporate Governance Practices, hereby discloses its corporate governance practices.

Disclosure Requirements	Comments
Disclose the identity of directors who are independent.
●Alan Ferry

● Phil Fontaine

● Brian MacEachen

● Peter McCarter

● Richard Morland

● Hari Panday

For more information about each director, please refer to the section entitled “Election of Directors” of this Information Circular.

Disclose the identity of directors who are not independent, and describe the basis for that determination.
Donald S. Bubar, the President and CEO of the Company, is considered not independent by virtue of his position with the Company.

David Connelly, a director of the Company, is considered not independent by virtue of his earning consulting fees from the Company in excess of $75,000 in one of the past three years.  Upon becoming a director, Mr. Connelly ceased to provide consulting servicesto the Company.

Disclose whether or not a majority of directors are independent.
The Board is currently composed of eight directors. After consideration of the criteria set forth in applicable securities legislation, the Board has concluded that six of the directors are independent.

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Disclosure Requirements	Comments
If a director is presently a director of another issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
● Donald S. Bubar
    Not applicable

● David Connelly
    Not applicable

● Alan Ferry
    Guyana Goldfields Inc., Guyana Precious Metals Inc., Inter-Rock Minerals Inc.,
    and Macusani Yellowcake Inc.

● Phil Fontaine
    Chieftain Metals Inc. and Plutonic Power Corporation

● Brian D. MacEachen
    Linear Metals Corporation and Cangold Limited

● Peter McCarter
    Thundermin Resources Inc.

● Richard Morland
    Not applicable

● Hari Panday
    Not applicable

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.

The Board meets without management present (and therefore without the presence of non-management directors) at the end of every Board meeting under the chairmanship of Alan Ferry.  In the financial year ended August 31, 2011, six such meetings were held.

Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his role and responsibilities.

Alan Ferry is the Chairman of the Board and is an independent director.

The Chairman has the responsibility, among other things, of ensuring that the Board discharges its responsibilities effectively. The Chairman acts as a liaison between the Board and the President and CEO and chairs Board meetings.

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Disclosure Requirements	Comments
Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.
The Board held nine meetings in the financial year ended August 31, 2011 with the attendance record of each director as follows:

● Alan Ferry – 9/9 board meetings

● Donald S. Bubar – 9/9 board meetings

● David Connelly – 9/9 board meeting

● Phil Fontaine – 9/9 board meetings

● Brian D. MacEachen – 8/9 board meetings

● Peter McCarter – 9//9 board meetings

● Richard Morland (1) – 0/0 board meetings

● Hari Panday – 9/9 board meetings

Notes:
(1)  Mr. Morland was appointed as a director on September 1, 2011.

Disclose the text of the board’s written mandate.	Please refer to Appendix “A” following this section.
Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such positions.

The Board has developed and adopted a written position description for each of the following, as recommended by the CSA Guidelines:

● Chair of the Board;
● Chair of the Audit Committee; and
● Chair of the CGN Committee

Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board and the President and CEO have developed a written position description for the President and CEO, and the Board has adopted such position description.
Briefly describe what measure the board takes to orient new directors regarding:

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer’s business.

There is currently no formal orientation program in place for new Board members.  The Board as a whole and the Company informally provide such orientation and education as required, and provide copies of corporate policies and the Company’s ongoing strategic plan.  In light of the Company’s size, nature and scope of operations, the Board believes this approach is practical and effective.

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Disclosure Requirements	Comments
Briefly discuss what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

There is currently no formal continuing education program in place.  Each director is responsible for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director, and Board members are entitled, at the Company’s expense, to acquire educational materials and attend seminars they determine necessary or appropriate to keep them up-to-date with current issues relevant to their service as directors of the Company.

Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code:

(i) disclose how a person or company may obtain a copy of the code,

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code, and

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted a written Code of Conduct.

(i) the Company’s Code of Conduct referred to above can be  viewed on the Company’s website at www.avalonraremetals.com or a copy may be obtained by written request to the Company’s Corporate Secretary, at Suite 1901, 130 Adelaide Street West, Toronto, Ontario M5H 3P5.

(ii) the Board monitors compliance with its Code of Conduct by requiring that each director, officer and employee annually affirm, in writing, that he/she has read and understood the Code of Conduct and has agreed to abide by it in all aspects.

(iii) none.

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Each director and executive officer is required to fully disclose his interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board as a whole determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement.

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Disclosure Requirements	Comments
Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.
In addition to the Code of Conduct, the Board has also adopted a Safety and Environmental Policy (“S&EP”) which recognizes that maintenance of environmental quality is vital to the Company’s existence, progress, and continued development.

The S&EP provides that the Company will maintain high environmental standards limited only by technical and economic feasibility and that the Company will take positive action to protect the safety of its workers, conserve natural resources, and minimize the impact of its activities on the environment through diligent application of appropriate technology and responsible conduct at all stages of exploration, mine development, mining, mineral processing, de-commissioning, and reclamation.  The purpose of the S&EP is to provide a measurable framework for the performance of the Company’s activities in an environmentally responsible manner, ensuring compliance by the Company and its employees with all applicable environmental regulations and commitments. The Company ensures that employees are educated in environmental matters and responsibilities relating to their assigned tasks and the Company works pro-actively with government and the public to define environmental priorities and participates where appropriate in the development of responsible laws for the protection of the environment.  And finally, the Company has made the commitment to allocate sufficient resources to meet the Company’s safety and environmental goals which commitment includes an annual assessment of the projected costs of de-commissioning and reclamation to ensure that there will be sufficient cash reserves to pay for these costs upon project closure.

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Disclosure Requirements	Comments
Describe the process by which the board identifies new candidates for board nomination.
The CGN Committee is responsible for recommending candidates for nomination to the Board.  In making such recommendations, the CGN Committee considers:

(a)  the qualifications, skills, expertise and competencies that the Board considers to be necessary for the Board, as a whole, to possess;

(b)  the qualifications, skills, expertise and competencies that the Board considers each existing director to possess; and

(c)  the qualifications, skills and competencies each new nominee will bring to the boardroom.

Disclose whether or not the board has a nominating committee composed entirely of independent directors.	The CGN Committee is composed of three directors, all of whom are independent.
If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
The CGN Committee is responsible for, among other things, identifying and recommending to the board of directors new candidates for the board of directors, annually reviewing the credentials of existing Board members to assess their suitability for re-election and ensuring that arrangements for the appropriate orientation and continuing education programs for new Board members and continuing education, as required, for all Board members are in place.

The CGN Committee meets as often as is necessary to carry out its responsibilities.

The CGN Committee is permitted access to all records and corporate information that it determines are required in order to perform its duties.  The CGN Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors engaged by it.

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Disclosure Requirements	Comments
Describe the process by which the board determines compensation for the issuer’s directors and officers.
The CGN Committee is responsible for reviewing the compensation of the Company’s directors and officers and making recommendations to the Board with respect thereto. See also “Compensation Discussion and Analysis” of this Information Circular.

Disclose whether or not the board has a compensation committee composed entirely of independent directors.	The CGN Committee is composed of three directors, all of whom are independent~~.~~
If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
The CGN Committee reviews compensation levels for all officers and in particular compensation levels for the CEO. See also “Compensation Discussion and Analysis” of this Information Circular.  The CGN Committee is responsible for, among other things, developing or approving performance indicators and corporate objectives which the President and CEO is responsible for meeting, determining or recommending to the Board the compensation of the President and CEO, and reviewing the adequacy and form of compensation of the Board and members of the Board’s committees in light of the responsibilities and risks involved in being a director, in the case of the Board, and a chairman, in the case of Board committees.

The CGN Committee meets as often as is necessary to carry out its responsibilities.

The CGN Committee is permitted access to all records and corporate information that it determines are required in order to perform its duties.  The CGN Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors engaged by it.

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Disclosure Requirements	Comments
If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Not applicable.
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
The governance responsibilities in the CGN Committee’s mandate include:

●   to develop and enforce policy in the area of corporate governance and the practices of the Board in light of the Company’s particular circumstances, the changing needs of investors and the Company, and changes in corporate governance guidelines.

● to prepare and recommend to the Board annually a statement of corporate governance practices to be included in the Company’s information circular and ensure that such disclosure is complete and provided in accordance with the regulatory requirements.

●   to monitor developments in the area of corporate governance and the practices of the Board and advise the Board accordingly; and

● to develop, implement and maintain appropriate policies with respect to disclosure, confidentiality and insider trading.

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Disclosure Requirements	Comments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.

If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

There is currently no formal assessment procedure in place.

Board effectiveness is assessed by the Board as a whole, considering the operation of the Board’s committees, the adequacy of information provided to the directors, the quality of communication between the Board and management and the historic growth and performance of the Company. The Board believes that this information assessment has permitted the Board to operate effectively.

The audit committee should be composed entirely of independent directors and should have a specifically defined mandate.
The Board has an Audit Committee composed of three directors, each of whom is independent. (Messrs. MacEachen, Ferry and Panday). A copy of the Audit Committee Charter can be found on the Company’s website.

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APPENDIX A

MANDATE OF THE BOARD OF DIRECTORS

OF AVALON RARE METALS INC.

The board of directors of the Company explicitly acknowledges responsibility for the stewardship of the Company, including responsibility for:

(i)
to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer, (“CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(ii)	adoption of a strategic planning process and approving on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(iii)	identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

(iv)	succession planning, including appointing, training and monitoring senior management;

(v)	adopting a communication policy for the Company;

(vi)	the integrity of the Company’s internal control and management information systems; and

(vii)	developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

Approved by the board of directors the 18th day of July, 2006.

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